Exhibit 99.25

Report of Voting Results
Section 11.3 of National Instrument 51-102
In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of voting at the Annual General and Special Meeting of Shareholders of OceanaGold Corporation (the “Company”) held on June 4, 2025.

Total Shares Voted:	538,458,035

Eligible Shares:	698,211,218

Total Percentage of Shares Voted:	77.12%
1.    Election of Directors
Resolutions electing each of the director nominees listed in OceanaGold’s Management Information Circular dated April 23, 2025 as directors of the Company were passed by ordinary resolution.
The votes submitted for each director were as follows:

Directors	Votes For	%	Votes Withheld / Abstain	%
Paul Benson	393,936,966	79.79	99,784,006	20.21
Ian M. Reid	488,729,245	98.99	4,991,727	1.01
Craig J. Nelsen	491,026,458	99.45	2,694,514	0.55
Sandra M. Dodds	482,121,086	97.65	11,599,886	2.35
Alan N. Pangbourne	490,403,457	99.33	3,317,515	0.67
Linda M. Broughton	491,015,000	99.45	2,705,972	0.55
Stefanie E. Loader	493,423,819	99.94	297,153	0.06
Gerard M. Bond	493,434,771	99.94	286,201	0.06
www.oceanagold.com

2.    Appointment of Auditor
A resolution appointing PricewaterhouseCoopers LLP (PWC Canada) as the auditor of the Company for the ensuing year and authorizing the board of the Company to fix their remuneration was passed.

Votes For	%	Votes Withheld / Abstain	%
508,912,534	94.51	29,545,500	5.49
3.    Advisory Vote on Executive Compensation
A non-binding resolution on the Company’s approach to executive compensation was passed.

Votes For	%	Votes Against	%
480,384,783	97.30	13,336,189	2.70
4.    Virtual-Only Meetings
A resolution approving the Company to hold the 2026 Annual General Meeting of Shareholders exclusively in a virtual-only format was passed.

Votes For	%	Votes Against	%
325,303,717	65.89	168,417,253	34.11
5.    Share Consolidation
A special resolution approving the consolidation of all issued and outstanding common shares of the Company on a consolidation ratio of up to three (3) pre-consolidation common shares for one (1) post-consolidation common share was passed.

Votes For	%	Votes Against	%
536,892,725	99.71	1,565,307	0.29
www.oceanagold.com

6.    Amendments to the Company’s Articles
A special resolution approving amendments to the Company’s articles was passed.

Votes For	%	Votes Against	%
491,746,774	99.60	1,974,197	0.40
DATED this 4th day of June, 2025.
OCEANAGOLD CORPORATION
By: (signed) “Liang Tang”
Liang Tang
Executive Vice President, General Counsel & Company Secretary
www.oceanagold.com